Exhibit 99.1

Section 13(r) Disclosure of Certain Sponsors

Disclosure by The Blackstone Group L.P.

TRW Automotive Holdings Corp., which may be considered our affiliate, included the disclosure reproduced below in its Annual Report on Form 10-K filed with the SEC on February 15, 2013. We have not independently verified or participated in the preparation of this disclosure.

“Pursuant to Section 13(r)(1)(D)(iii) of the Securities Exchange Act of 1934, as amended (the ‘Exchange Act’), we note that in 2012 certain of our non-U.S. subsidiaries sold products to customers that could be affiliated with, or deemed to be acting on behalf of, the Industrial Development and Renovation Organization, which has been designated as an agency of the Government of Iran. Gross revenue attributable to such sales was approximately $8,326,000, and net profit from such sales was approximately $377,000. Although these activities were not prohibited by U.S. law at the time they were conducted, our subsidiaries have discontinued their dealings with such customers, other than limited wind-down activities (which are permissible), and we do not otherwise intend to continue or enter into any Iran-related activity.”

Travelport Limited, which may be considered our affiliate, provided the disclosure reproduced below. We have not independently verified or participated in the preparation of this disclosure.

“As part of our global business in the travel industry, we provide certain passenger travel-related GDS and airline IT services to Iran Air. We also provide certain airline IT services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.”

Travelport has not provided us with gross revenues and net profits attributable to the activities described above.

Disclosure by KKR & Co. L.P.

During the year ended December 31, 2012, a European company in which our private equity funds have invested sold television content to the Islamic Republic of Iran Broadcasting (“IRIB”) for less than €45,000. We have been advised by the company that it does not intend to sell any further content to the IRIB.

A European subsidiary of a company in which our private equity funds have invested shipped a cancer drug to Medical Equipment and Pharmaceutical Holding Co. in June 2012. The company has informed us that anticipated gross revenue from such shipment was approximately €92,000.